MATERIAL CHANGE REPORT

                     S.75(2) OF THE SECURITIES ACT (ONTARIO)
                    S.118(2) OF THE SECURITIES ACT (ALBERTA)
                   S.81(2) OF THE SECURITIES ACT (NOVA SCOTIA)


1.        Reporting Issuer

          Yogen Fruz World-Wide Incorporated
          8300 Woodbine Avenue
          5th Floor
          Markham, Ontario
          L3R 9Y7

2.        Date of Material Change

          March 18, 1998

3.        Press Release

          Date:  March 19, 1998
          Place: Toronto, Ontario
          A copy of the press release is attached

4.        Summary of the Material Change

          Yogen Fruz World-Wide Incorporated (the "Company" or "Yogen Fruz") completed a previously announced capital reorganization, continuance under the laws of the Province of Nova Scotia and merger with Integrated Brands Inc.

5.        Full Description of Material Changes

          Capital Reorganization and Continuance

          Under the capital reorganization, Yogen Fruz created Class A Subordinate Voting Shares and Class B Multiple Voting Shares and changed each outstanding common share into, at the election of shareholders, either 1.05 Class A Subordinate Voting Shares or 1.0 Class B Multiple Voting Share.

          Immediately prior to the capital reorganization, Yogen Fruz had 35,241,794 common shares issued and outstanding. Of these shares, 29,575,983 common shares elected to receive 31,159,782 Class A Subordinate Voting Shares (subject to adjustment for the fact that fractional shares will not be issued), and 5,565,811 common shares elected to receive 5,565,811 Class B Multiple Voting Shares. Immediately following the capital reorganization, Yogen Fruz continued under the laws of the Province of Nova Scotia.

          Merger with Integrated Brands Inc.

          Pursuant to a merger agreement dated October 13, 1997 (as amended), Yogen Fruz Acquisition Corp., a wholly-owned subsidiary of Yogen Fruz, merged with and into Integrated Brands Inc., a U.S.-based marketer and distributor of consumer frozen dessert products. Under the terms of the merger, shareholders of Integrated Brands Inc. were entitled to elect to receive, for each share of Integrated Brands Common Stock, either 0.585129 Class A Subordinate Voting Shares of Yogen Fruz or
          0.557266 Class B Multiple Voting Shares of Yogen Fruz. Under the merger, Yogen Fruz issued a total of 3,858,991 Class A Subordinate Voting Shares (subject to adjustment for the fact that fractional


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          shares will not be issued) and 1,899,138 Class B Multiple Voting
          Shares to holders of shares of Integrated Brands Common Stock.

          As a result, subject to adjustment for the fact that fractional shares will not be issued, the issued and outstanding share capital of Yogen Fruz consists of 35,018,248 Class A Subordinate Voting Shares and 7,464,949 Class B Multiple Voting Shares.

6.        Reliance on Confidential Filing Provisions of the Act

          This report is not been filed on a confidential basis.

7.        Omitted Information

          No information has been omitted from this material change report.

8.        Senior Officer

          Michael Serruya
          Co-President and Co-Chief Executive Officer
          Tel: (905) 479-8762

9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Markham, Ontario, this 27th day of March, 1998.

                                     "Michael Serruya"
                                     Michael Serruya
                                     Co-President and Co-Chief Executive Officer


          IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.